MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

SUPPL

Ref: L3138
22nd June 2006

RECEIVED
2006 SEP 14 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

06016816

Dear Ms Min,

Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

27/6/06	Intersection of Sulphides – Kihabe Base Metals Project
24/7/06	Resumption of Drilling – Kihabe Base Metals Project
27/7/06	Quarterly Report for period ending 30th June 2006
1/8/06	Change of Director's Interest Notice
2/8/06	Intersection of Zinc sulphides and lead sulphides– Kihabe Base Metals Project
11/8/06	Assay Results from Drilling – Kihabe Base Metals Project
15/8/06	Assay Results from Drilling - Kihabe Base Metals Project
17/8/06	Assay Results from Drilling - Kihabe Base Metals Project
28/8/06	Placement of Shares
29/8/06	Extension to Mineralisation – Kihabe Base Metals Project

We would be grateful if you could please email us a confirmation that these documents have been received.

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

Yours sincerely
MOUNT BURGESS MINING N.L.

pp

Jan Forrester
Company Secretary
encl.

dw 9/14

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

RECEIVED
2006 SEP 14 A 8:3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX RELEASE

29 August 2006

Extension to Mineralisation, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Three holes, KRC039, KRC040 and KRC043 have been drilled on section 9,800E (refer diagram attached), 100m southwest of section 5 (9900E).

KRC 043, 7821404mN/500696mE, 330deg/-60deg, has intersected zinc sulphides (sphalerite) and lead sulphides (galena) as follows:

108m - 110m, 15% sphalerite and 10% galena.
125m - 139m, 10% to 25% sphalerite.

Unfortunately this hole had to be temporarily abandoned at 139m because of bit failure, however it is hoped that the hole can be re-entered at a later stage with a smaller drill bit.

The intersection of the above mineralisation, extends the Kihabe zone of mineralisation for another 100m south west of its previous south western limit drilled on section 5 (9,900E). An initial interpretation of section 5 (9,900E) for each of **zinc, lead** and **silver** is attached.

The Company now has 3 drill rigs drilling on the project to up-grade this 2.4km zone of zinc, lead, silver, copper and vanadium mineralisation, to a JORC compliant resource.

Assay results from KRC039, KRC040 and KRC043 drilled on section 9,800E, KRC038 and KRC041 infill-drilled on section 1 (10,000E) and KRC042 infill-drilled on section 6 (10,100E) will be announced to the market when available.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


100m
KRC024
KRC023
KRC021
KRC020
KRC022
KRC042
KRC018
KRC016
KRC019
KIH002
KRC038
KRC017
AP0011
KIH001
KIH004
KRC013
KRC035
KRC041
KRC014
KIH003
KRC037
KRC036
KRC040
KRC015
KRC034
KRC039
KRC043
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area


KRC013
KRC035
KR(4
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
Quartzite
BOW
11m@3.85% Zn
Dolomite
50m RL
incl 16m@3.51% Zn
19m@2.92% Zn
30m@2.44% Zn
incl 8m@2.16% Zn
incl 4m@2.98% Zn
incl 2m@2.28% Zn
102m
46m@1.70% Zn
incl 12m@2.92% Zn
incl 6m@3.38% Zn
100m RL
2m@2.06% Zn
120m
incl 8m@2.34% Zn
incl 3m@2.81% Zn
incl 4m@3.44% Zn
includes 60m@2.05% Zn
incl 10m@2.58% Zn
155m
73m@1.68% Zn
12m@1.17% Zn
incl 4m@2.93% Zn
150m RL
176m
181m
incl 6m@2.74% Zn
F
F
204m
Zinc Intersections
Zinc >3.0% (avg 4.4%)
Zinc 1.5% to 3.0% (avg 2.1%)
avg 2.9%
Zinc 0.5% to 1.5%
50m

Preliminary - Interpreted Zinc Mineralisation of Section 9,900mE

MOUNT BURGESS MINING N.L.


KRC013
KRC035
KRC
4
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
Quartzite
BOW
Dolomite
50m RL
100m RL
150m RL
6m@1.42% Pb
4m@0.98% Pb
3m@1.31% Pb
2m@1.08% Pb
4m@1.07% Pb
6m@1.62% Pb
1m@1.41% Pb
1m@1.28% Pb
3m@1.43% Pb
1m@1.52% Pb
2m@1.50% Pb
3m@1.48% Pb
2m@1.35% Pb
4m@1.54% Pb
2m@1.21% Pb
10m@4.39% Pb
102m
120m
155m
176m
181m
204m
F
F
Lead Intersections
Lead >1.0%
(avg 2.0%)
Lead 0.5% to 1.0%
(avg 0.7%)
avg 1.2%
50m

Preliminary - Interpreted Lead Mineralisation of Section 9,900mE

MOUNT BURGESS MINING N.L.


KRC013
KRC035
KR(4
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
Quartzite
Dolomite
BOW
50m RL
100m RL
150m RL
9m@7.7g/t Ag
6m@15.7g/t Ag
2m@12.0g/t Ag
19m@12.9g/t Ag
3m@39.4g/t Ag
1m@14.4g/t Ag
3m@25.4g/t Ag
4m@16.8g/t Ag
10m@48.2g/t Ag
102m
120m
155m
176m
181m
204m
F
F
Silver Intersections
Silver >15g/t (avg 34.8g/t)
Silver 5g/t to 15g/t (avg 8.1g/t)
avg 14.2g/t
50m

Preliminary - Interpreted Silver Mineralisation of Section 9,900mE

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

28 August 2006

SHARE PLACEMENT

The Company is pleased to announce that it has reached agreements to place 7,520,000 shares with professional investors, at an issue price of $0.08 per share, to raise $601,600.

Funds from this placement will be applied to working capital, drilling, metallurgical test work and geophysical programmes on the Company's base metals and diamond projects in Botswana and Namibia.

The company is currently engaged in a significant Reverse Circulation infill drilling programme at its Kihabe base metals project in Botswana. This programme is designed to upgrade this 2.4km long zone of mineralisation to a JORC compliant resource to an open pittable depth of 150m. Drilling to date has yielded average grades of 3% zinc, 1% lead and 28 g/t of silver with significant credits of copper and vanadium.

For recent results refer to the Company's website: www.mountburgess.com

For further information please contact:

Nigel Forrester
Telephone: +61 89 322 6311
Email: mtb@mountburgess.com
www.mountburgess.com

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

17 August 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for RC drill hole **KRC037** drilled on Section 1 (local grid Easting 10,000 - see diagram attached).

Results are as follows:

<u>KRC 037</u> 7,821,501mN/500,864mE -60deg/339deg

Drilled to test for mineralisation down to 150m RL.

The hanging wall dolomite/quartzite contact was logged at 118m.

Zinc

128m - 150m	22m	@ 2.42%
[inc 138m - 149m	**11m**	**@ 3.21%**
with 144m - 149m	**5m**	**@ 4.05%]**

Lead

138m - 150m	12m	@ 2.57%
161m - 165m	4m	@ 1.40%

Silver

128m - 150m	22m	@ 26.2g/t (uncut)
[inc 138m - 140m	**2m**	**@ 40.5g/t (uncut)**
142m - 150m	**8m**	**@ 45.9g/t (uncut)]**

Copper

149m - 150m	1m	@ 0.3%
157m - 158m	1m	@ 0.1%

Unfortunately this hole had to be abandoned at 172m and was therefore not able to test a predicted 15m zone of mineralisation which should have been intersected at about 175m.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


KIH002
KIH001
KIH004
KIH003
KRC037
SE 150°
Kalahari Sands
3m@237ppm V
4m@11g/t Ag
13m@200ppm V
incl. 2m@517ppm V
4m@2.03% Pb
5m@1.25% Zn
1m@527ppm V
6m@22g/t Ag
1m@24g/t Ag
3m@296ppm V
1m@12g/t Ag
50m RL
2m@1.63% Pb
1m@2.58% Pb
2m@1.31% Zn
1m@21g/t Ag
9m@1.82% Pb
19m@35g/t Ag
12m@4.31% Zn
5m@2.07% Pb
1m@1.94% Pb
10m@3.04% Zn
7m@14g/t Ag
2m@252g/t Ag
12m@1.76% Zn
2m@10g/t Ag
7m@1.33% Pb
9m@5.36% Zn
8m@34g/t Ag
2m@137ppm V
9m@2.55% Zn
7m@1.35% Pb
2m@2.67% Pb
2m@6.45% Zn
7m@78g/t Ag
6m@86g/t Ag
100m RL
120m
2m@64g/t Ag
127m
22m@2.42% Zn
14m@1.75% Zn
22m@26.21g/t Ag
12m@2.57% Pb
incl 5m@4.05% Zn
incl 6m@54.76g/t Ag
150m
4m@1.40% Pb
172m
150m RL
Vanadium
Silver
Lead
Zinc
Copper
Quartzite
Dolomite
200m
50m

Section 1 (10,000mE) - Drilled 100m NE of Section 5

MOUNT BURGESS MINING N.L.



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KIH001
KIH004
KIH003
KRC037
KRC035
KRC013
KRC014
KRC036
KRC015
KRC034
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

15 August 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for RC drill holes **KRC035** and **KRC036**, drilled on Section 5 (local grid Easting 9,900 - see diagram attached).

Results are as follows:

<u>**KRC 035**</u> 7,821,511mN/500,744mE -60deg/339deg

Drilled to test for mineralisation down to 100m RL.

An entire 30m intersection from 62m to 92m contained significant zinc mineralisation.

Zinc

62m - 92m	30m	@ 2.44%
(inc 62m - 78m	**16m**	**@ 3.51%)**

Lead

62m - 68m	6m	@ 1.42%

Silver

62m - 68m	6m	@ 15.7 g/t (uncut)

KRC 036 7,821,485mN/500,760mE -60deg/339deg

Drilled to test for mineralisation between 50m RL and 100m RL.

The hanging wall dolomite/quartzite contact was logged at 40m.

An entire 46m intersection from 67m to 113m contained significant zinc mineralisation.

Zinc			
	67m - 113m	46m	@ 1.70%
	(inc 75m - 83m	**8m**	**@ 2.16%**
	92m - 94m	**2m**	**@ 2.28%**
	106m - 112m	**6m**	**@ 3.38%)**
	118m - 120m	2m	@ 2.06%
	158m - 170m	12m	@ 1.17%
Lead			
	106m - 112m	6m	@ 1.62%
Silver			
	77m - 79m	2m	@ 12.0 g/t (uncut)
	106m - 109m	3m	@ 39.4 g/t (uncut)

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


100m
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KIH002
KRC017
AP0011
KIH001
KIH004
KRC013
KRC035
KIH003
KRC037
KRC014
KRC036
KRC015
KRC034
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area



KRC013
KRC035
KRC
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
50m RL
100m RL
150m RL
Quartzite
Dolomite
11m@3.85% Zn
5m@224ppm V
9m@7.7g/t Ag
6m@1.42% Pb
16m@3.51% Zn
6m@15.7g/t Ag
19m@2.92% Zn
4m@0.98% Pb
30m@2.44% Zn
3m@1.31% Pb
2m@12.0g/t Ag
8m@2.16% Zn
19m@12.9g/t Ag
2m@1.08% Pb
4m@2.98% Zn
2m@2.28% Zn
46m@1.70% Zn
12m@2.92% Zn
4m@1.07% Pb
6m@1.62% Pb
3m@39.4g/t Ag
6m@3.38% Zn
2m@2.06% Zn
8m@2.34% Zn
1m@1.41% Pb
3m@2.81% Zn
1m@1.28% Pb
4m@3.44% Zn
4m@1.54% Pb
3m@1.43% Pb
4m@16.8g/t Ag (uncut)
1m@1.52% Pb
2m@1.21% Pb
10m@2.58% Zn
Includes 60m@2.05% Zn
2m@1.50% Pb
Includes 73m@1.68% Zn
12m@1.17% Zn
3m@1.48% Pb
4m@2.93% Zn
2m@1.35% Pb
10m@4.39% Pb
10m@48.2g/t Ag (uncut)
6m@2.74% Zn
1m@0.17% Cu
102m
120m
155m
176m
181m
204m
Copper
Vanadium
Silver
Lead
Zinc
50m

Section 5 (9,900mE) - Drilled 100m SW of Section 1

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

11 August 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Provisional assay results using the ICP-OES method have now been received for RC drill hole . .C034, drilled on section 5 (local grid Easting 9,900 - see diagram attached). **An entire 73m section from 118m to 191m contains significant zinc mineralisation.**

Results are as follows:

<u>KRC 034</u> 7821450N/500780E, -60deg/339deg
Drilled to test for mineralisation between 100m and 150m RL

The hanging wall dolomite/quartzite contact was logged at 106m.

Zinc

118m - 191m	73m	@ 1.68%
(inc 118m - 126m	**8m**	**@ 2.34%**
132m - 136m	**4m**	**@ 3.44%**
139m - 149m	**10m**	**@ 2.58%**
184m - 190m	**6m**	**@ 2.74%)**

Lead

138m - 142m	4m	@ 1.54%
145m - 147m	2m	@ 1.21%
181m - 191m	10m	@ 4.39%

Silver

138m - 142m	4m	@ 16.8 g/t (uncut)
181m - 191m	10m	@ 48.2 g/t (uncut)

Copper

190 - 191m	1m	@ 0.17%

It is estimated that at 150m depth, this section will contain a mineralised zone of some 65m width.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
KIH002
AP0011
KIH001
KIH004
KIH003
KRC013
KRC014
KRC015
KRC034
KRC035
KRC036
KRC016
KRC017
KRC018
KRC019
KRC020
KRC021
KRC022
KRC023
KRC024
KRC025
KRC026
KIH005



KRC013
KRC035
KR /4
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
50m RL
100m RL
150m RL
Quartzite
Dolomite
11m@3.85% Zn
5m@224ppm V
9m@7.7g/t Ag
19m@2.92% Zn
4m@0.98% Pb
Awaiting Results
3m@1.31% Pb
19m@12.92g/t Ag
2m@1.08% Pb
4m@2.98% Zn
Awaiting Results
12m@2.92% Zn
4m@1.07% Pb
Includes 60m@2.05% Zn
1m@1.41% Pb
8m@2.34% Zn
3m@2.81% Zn
1m@1.28% Pb
4m@3.44% Zn
4m@1.54% Pb
3m@1.43% Pb
4m@16.8g/t Ag (uncut)
1m@1.52% Pb
2m@1.21% Pb
10m@2.58% Zn
2m@1.50% Pb
Includes 73m@1.68% Zn
3m@1.48% Pb
4m@2.93% Zn
2m@1.35% Pb
10m@4.39% Pb
10m@48.2g/t Ag (uncut)
6m@2.74% Zn
1m@0.17% Cu
102m
120m
155m
176m
181m
204m
Copper
Vanadium
Silver
Lead
Zinc
Visible Mineralisation
50m

Section 5 (9,900mE) - Drilled 100m SW of Section 1

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

2 August 2006

Intersections of Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena) - Kihabe Base Metals Project, Botswana

(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme is continuing on the 2.4km long Kihabe zone of zinc, lead 0and silver mineralisation. For the time being the Company is concentrating on developing a partial upgrade to a JORC compliant resource down to 150m vertical depth, along a strike length of 1km in the south west portion of this 2.4km zone. A significant portion of this infill drilling is therefore being conducted on sections that have already been drilled to date, to enable the Company to fully understand the geometry of the mineralisation for the purpose of resource definition.

Three additional holes have now been drilled on Section 5 (local grid easting 9,900 - see diagram attached), all of which intersected zinc and lead sulphides as anticipated.

KRC 034, 7821442N/500782E (provisional), -60deg/330deg, was drilled SE of KRC 015 to test for mineralisation down to 150m vertical depth, returning wide zones of sulphides as follows:

106m	Dolomite/quartzite contact logged.
118m - 136m	**18m zone** containing **5% - 20% sphalerite** and **5% - 20% galena**.
139m - 192m	**53m zone** containing **5% - 30% sphalerite** and **5% - 20% galena**.

These zones appear to correlate with those intersected in KRC 015 which was drilled up-dip of KRC 034.

KRC 035, 7821510N/500743E (provisional), -60deg/330deg, was drilled half way between KRC 013 and KRC 014 and returned a zone of sulphides as follows:

64m - 95m	**31m zone** containing **5% - 20% sphalerite** and **5% - 20% galena**.

KRC 036, 7821481N/500760E (provisional), -60deg/330deg, was drilled half way between KRC 014 and KRC 015 and returned zones of sulphides as follows:

39m	Dolomite/quartzite contact logged.
70m - 113m	**43m zone** containing up to **15% of sphalerite** and **galena**.

This zone appears to correlate with those intersected in KRC 014, (drilled up-dip of KRC 036) and KRC 015 (drilled down-dip of KRC 036).

Assay results from these holes will be announced to the market when available.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


KRC024
KIH005
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KIH002
KRC017
AP0011
KIH001
KIH004
KIH003
KRC013
KRC035
KRC014
KRC036
KRC015
KRC034
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area



KRC013
KRC035
KRC014
KRC036
KRC015
KRC034
SE 150°
Kalahari Sands
50m RL
100m RL
150m RL
Quartzite
Dolomite
11m@3.85% Zn
5m@224ppm V
9m@7.7g/t Ag
19m@2.92% Zn
4m@0.98% Pb
5%-20% Sphalerite & 5%-20% Galena
3m@1.31% Pb
19m@12.92g/t Ag
2m@1.08% Pb
4m@2.98% Zn
Up to 15% of Sphalerite and Galena
12m@2.92% Zn
4m@1.07% Pb
includes 60m@2.05% Zn
102m
120m
1m@1.41% Pb
126m
3m@2.81% Zn
5%-20% Sphalerite & 5%-20% Galena
1m@1.28% Pb
3m@1.43% Pb
1m@1.52% Pb
155m
2m@1.50% Pb
5%-30% Sphalerite & 5%-20% Galena
3m@1.48% Pb
2m@1.35% Pb
4m@2.93% Zn
181m
204m
Vanadium
Silver
Lead
Zinc
Mineralisation
50m

Section 5 (9,900mE) - Drilled 100m SW of Section 1

MOUNT BURGESS MINING N.L.

CHANGE OF DIRECTOR'S INTEREST NOTICE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	28 July 2006			
No. of securities held prior to change -shares **Unlisted Options**	1,963,200 1,000,000	1,136,800	550,000	3,650,000 1,000,000
Class A **Class B**	Ord Fl Pd Unlst Opt			
Number acquired...Class A	100,000			
Number disposed...Class B				

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation				$9,500
No. of securities held after change A **B**	2,063,200 1,000,000	1,136,800	550,000	3,650,000 1,000,000
Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade			

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 1 August 2006

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	28 July 2006
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	5,997,576 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	61,000 ordinary fp shares
Jan Forrester (spouse)	421,910 ordinary fp shares 1,000,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 3,570,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,337,346 ordinary fp shares 1,750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
Number Disposed	100,000
Consideration	$9,500
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	5,897,576 ordinary fp shares 1,000,000 unlisted options (exerciseable at 25 cents per option – expiry 31/12/2006)
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	 273,000 ordinary fp shares 61,000 ordinary fp shares 421,910 ordinary fp shares 1,000,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 3,570,000 ordinary fp shares
TOTAL	11,237,346 ordinary fp shares 2,000,000 unlisted options
Nature of Changes	Off Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 1 August 2006

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT
30 June 2006

Highlights

AFRICA

BOTSWANA - KIHABE BASE METALS PROJECT

2,334 metres of drilling were conducted during the quarter on the southwest portion of the 2.4km long Kihabe zone of mineralisation. Mineralised zones intersected in this drilling have yielded average grades of 3.17% zinc, 1.81% lead and 11.04 g/t silver, with credits for copper and vanadium.

During this coming quarter, the Company will be delineating a partial resource designed to extend over 1km of strike in the south western portion of the 2.4km long zone of mineralisation.

A new zinc/lead anomaly with a strike length of 1.1km has been generated 2.5km east northeast of the Kihabe zone of mineralisation.

NAMIBIA, TSUMKWE -DIAMOND EXPLORATION

The Company is endeavouring to mobilise a ground gravity crew to follow up on the recovery of very fresh Kimberlitic indicator minerals.

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

The Company is attending to a number of joint venture enquiries.

REPORT FOR THE QUARTER ENDED 30 JUNE 2006

BOTSWANA, KIHABE - BASE METALS EXPLORATION

PL 69/2003
(Mount Burgess Mining N.L. 100%)

Infill Drilling

Following the positive scoping study conducted by ProMet Engineers, the Company continued with the Reverse Circulation (RC) infill drilling programme on its Kihabe base metals project during the quarter with the intention of upgrading this 2.4 km long zone of mineralisation to a JORC compliant resource/reserve, to support a probable open cut mining operation to 150m vertical depth.

A total of 2,334 metres was drilled on the Kihabe zone of mineralisation during the quarter. A total of 700 metres of strike between Sections 5 and 10 has now been drilled at the south western end of the 2.4km long zone of mineralisation (refer to Fig. 1 showing Sections).

During the quarter, the Company variously announced assay results obtained from the ICP-OES method. These were returned from holes drilled on Sections 6 to 9 and are summarised as follows:

SECTION 6

<u>KRC 016</u> **821628N/500904E -60deg/340deg**

Drilled to test for mineralisation down to 100m vertical depth.

Zinc

44 – 82 m	38 m	@ 7.69%
The above includes a 10 metre zone with individual metre grades of up to 30% zinc. The assays for this zone were rechecked using the AAS method and are as follows:		
57 – 67 m	10 m	@ 22.75%
Further drill down results were as follows:		
89 – 92 m	3 m	@ 3.25%
97 – 103 m	6 m	@ 2.38%

Lead

10 – 19 m	9 m	@ 2.00%
47 – 56 m	9 m	@ 2.10%
70 – 73 m	3 m	@ 2.10%
79 – 84 m	5 m	@ 1.76%

Silver

47 – 56 m	9 m	@ 10.96 g/t
71 – 73 m	2 m	@ 12.99 g/t
79 – 86 m	7 m	@ 14.90 g/t

Vanadium - credits were recorded as follows:

9 – 19 m	10 m	@ 2,718ppm (0.2718%)
35 – 37 m	2 m	@ 1,277ppm (0.1277%)

KRC 017 **7821566/500942E -60deg/339deg**

Drilled to test for mineralisation to 150m vertical depth.

6 - 108m Hanging Wall Dolomite

Zinc

110 – 113 m	3 m	@ 1.54%
188 – 189 m	1 m	@ 3.69%
197 – 198 m	1 m	@ 4.65%

Lead

129 – 130 m	1 m	@ 1.72%
188 – 189 m	1 m	@ 2.55%
197 – 198 m	1 m	@ 2.55%
199 – 200 m	1 m	@ 4.03%

Silver

108 – 118 m	11 m	@ 3.57 g/t
122 – 126 m	4 m	@ 2.98 g/t
129 – 131 m	2 m	@ 10.86 g/t
161 – 162 m	1 m	@ 3.19 g/t
197 – 198 m	1 m	@ 9.58 g/t
199 – 200 m	1 m	@ 20.82 g/t

Vanadium - credits were recorded as follows:

107 – 109 m	2 m	@ 1,972ppm(0.1972%)
120 – 121 m	1 m	@ 612ppm
128 – 130 m	1 m	@ 776ppm

SECTION 7

<u>KRC 018</u> **7821651N/501008E -60deg/339deg**

Drilled to test for mineralisation down to 100m vertical depth.

7 - 36m Hanging Wall Dolomite

Zinc

6 – 7 m	1 m	@ 2.08%
39 – 44 m	5 m	@ 2.49%
52 – 54 m	2 m	@ 6.73%
59 – 63 m	4 m	@ 1.97%
100 – 102 m	2 m	@ 1.24%
108 – 121 m	13 m	@ 1.47%
123 – 126 m	3 m	@ 1.51%
127 – 131 m	4 m	@ 1.66%
143 – 151 m	8 m	@ 3.46%
(Incl.147–151m)	**4 m**	**@ 5.36%**
Hole ended in mineralisation		

40 – 43 m	3 m	@ 1.51%
56 – 62 m	6 m	@ 1.43%
147 – 151 m	4 m	@ 1.65%

Silver

40 – 42 m	2 m	@ 15.1 g/t
56 – 62 m	6 m	@ 24.1 g/t

Vanadium - credits were recorded as follows:

35 – 40 m	5 m	@ 650ppm
Incl. 39 – 40m	**1 m**	**@ 1746ppm (0.1746%)**

<u>KRC 019</u> **7821625N/501023E, -60deg/339deg**

Drilled to test for mineralisation to 150m vertical depth.
6 - 92m Hanging Wall Dolomite

Zinc

92 – 94 m	2 m	@ 1.30 %
95 – 99 m	4 m	@ 2.36 %
101 – 103 m	2 m	@ 2.08 %
107 – 111 m	4 m	@ 1.54 %
118 – 120 m	2 m	@ 1.14 %
135 – 141 m	6 m	@ 2.20 %
143 – 145 m	2 m	@ 1.65 %
149 – 173 m	24 m	@ 2.56 %
(Incl. 149–156m and 158 – 162m	**7 m 4 m**	**@ 3.09 % @ 4.09 %)**
175 – 192 m	17 m	@ 2.32 %
(Incl. 180 –185m	**5 m**	**@ 3.08 %)**

Lead

95 – 98 m	3 m	@ 1.26 %
101 -102 m	1 m	@ 1.44 %
119 – 120 m	1 m	@ 1.87 %
150 – 155 m	5 m	@ 1.23 %
158 – 162 m	4 m	@ 1.49 %
167 – 168 m	1 m	@ 1.14 %
181 – 185 m	4 m	@ 1.07 %
190 – 191 m	1 m	@ 1.00 %

Silver

95 – 96 m	1 m	@ 19.95 g/t
119 – 120 m	1 m	@ 27.93 g/t
149 – 192 m	43 m	@ 4.65 g/t

Vanadium - credits were recorded as follows:

91 - 96m	5 m	@ 582.8ppm

98 - 100 m	2 m	@ 3.19 %

SECTION 8

<u>KRC 021</u> **7821706N/501091E, -60deg/339deg**

Drilled to test for mineralisation to 100m vertical depth.

4 - 30m Hanging Wall Dolomite

Zinc

38 – 40 m	2 m	@ 1.58 %
64 – 74 m	10 m	@ 3.80 %
83 – 86 m	3 m	@ 2.77 %
124 – 127 m	3 m	@ 1.49 %
129 – 134 m	5 m	@ 2.99 %

Lead

66 – 69 m	3 m	@ 2.14 %
71 – 74 m	3 m	@ 2.12 %
90 – 91 m	1 m	@ 1.33%
132 – 133 m	1 m	@ 1.71 %

Silver

66 – 69 m	3 m	@ 25.67 g/t
71 – 74 m	3 m	@ 18.03 g/t
90 – 91 m	1 m	@ 40.93 g/t

Vanadium - credits were recorded as follows:

41 – 43 m	2 m	@ 534 ppm
45 – 46 m	1 m	@ 375 ppm
57 – 59 m	2 m	@ 250 ppm
63 – 66 m	3 m	@ 226 ppm

<u>KRC 022</u> **7821675N/501110E,-60deg/339deg**

Drilled to test for mineralisation to 150m vertical depth.

9 – 74 m Hanging Wall Dolomite

Zinc

104 – 106 m	2 m	@ 1.38%
113 – 115 m	2 m	@ 2.72%
124 – 128 m	4 m	@ 3.20%
129 – 135 m	6 m	@ 2.80%
139 – 154 m	15 m	@ 2.52%
(Incl. 139 – 146m	**7 m**	**@ 3.18%)**
158 – 160 m	2 m	@ 1.90 %
161 – 163 m	2 m	@ 1.94%
170 – 174 m	4 m	@ 1.13%

114 – 115 m	1 m	@ 1.04%
124 – 125 m	1 m	@ 1.92%
126 – 127 m	1 m	@ 2.60%
130 – 133 m	3 m	@ 1.38%
143 – 146 m	3 m	@ 1.59%
147 – 150 m	3 m	@ 2.47%
161 – 162 m	1 m	@ 1.28%

Silver

124 – 125 m	1 m	@ 10.90 g/t
126 – 127 m	1 m	@ 15.30 g/t
130 – 131 m	1 m	@ 12.70 g/t
138 – 139 m	1 m	@ 11.00 g/t
144 – 145 m	1 m	@ 11.10 g/t
161 – 162 m	1 m	@ 10.50 g/t

Vanadium - credits were recorded as follows:

90 – 94 m	4 m	@ 383.6 ppm
95 – 97 m	2 m	@ 257.2 ppm
98 – 99 m	1 m	@ 461.0 ppm

<u>KRC 023</u> **7821725N/501080E, -60deg/339deg**

Drilled to test for mineralisation to 50m vertical depth.

Zinc

80 – 81 m	1 m	@ 1.36%
85 – 91 m	6 m	@ 1.12%
93 – 95 m	2 m	@ 3.63%
149 – 153 m	4 m	@ 3.39%

Lead

93 – 96 m	3 m	@ 1.84%
105 – 106 m	1 m	@ 2.39%
149 – 152 m	3 m	@ 1.18%

Silver

105 – 106 m	1 m	@ 50.7 g/t

Copper - credits were recorded as follows:

104 m	2 m	@ 0.17%

KRC 024 **7821748N/501067E, -60deg/339deg**
Drilled to test for mineralisation up dip of that encountered in KRC 023.

Lead

26 – 27 m	1 m	@ 2.04%
28 – 30 m	2 m	@ 1.52%

Vanadium - credits were recorded as follows:

25 – 26 m	1 m	@ 598 ppm
27 – 28 m	1 m	@ 850 ppm
20 – 31 m	1 m	@ 563 ppm

KRC 025 **7821764N/501174E, -60deg/339deg**
Drilled to test for mineralisation to 50m vertical depth.

Zinc

19 – 22 m	3 m	@ 1.45%
29 – 31 m	2 m	@ 3.37%
33 – 43 m	10 m	@ 3.06%

Lead

22 – 24 m	2 m	@ 1.64%
32 – 34 m	2 m	@ 3.56%

Silver

33 – 34 m	1 m	@ 45.8 g/t

Vanadium - credits were recorded as follows:

12 – 14 m	2 m	@ 545 ppm
42 – 43 m	1 m	@ 490 ppm

KRC 026 **7821790N/501159E, -60deg/159deg**
Drilled to test for mineralisation to 50m vertical depth.

Zinc

25 – 39 m	14 m	@ 5.39%
(Incl. 25 – 31 m	**6 m**	**@ 10.38%)**
46 – 48 m	2 m	@ 2.19%
60 – 61 m	1 m	@ 3.09%

Vanadium - credits were recorded as follows:

24 – 27 m	3 m	@ 343 ppm
49 – 50 m	1 m	@ 378 ppm

Drilled to test for mineralisation to100m vertical depth

Zinc

74 – 80 m	6 m	@ 1.48%
81 – 87 m	6 m	@ 1.92%

Lead

72 – 73 m	1 m	@ 1.40%

Silver

72 – 74 m	2 m	@ 21.75 g/t

<u>KRC 028</u> **7821860N/5011129E, -60deg/159deg**
Drilled to test for mineralisation to 150m vertical depth.

Zinc

92 – 94 m	2 m	@ 1.85%
115 – 136 m	21 m	@ 3.25%
(Incl. 119 – 129 m	**10 m**	**@ 4.46%)**
145 – 150 m	5 m	@ 1.59%
151 – 159m	8 m	@ 2.09%

Lead

115 – 117 m	2 m	@ 3.44%
119 – 123 m	4 m	@ 1.64%
126 – 129 m	3 m	@ 1.28%
133 – 136 m	3 m	@ 1.08%

Silver

114 – 123 m	9 m	@ 15.8 g/t

Copper - credits were recorded as follows:

114 – 117 m	3 m	@ 0.06%
121 – 127 m	6 m	@ 0.06%
130 – 131 m	1 m	@ 0.08%

SECTION 9

<u>KRC 029</u> **7821835N/501235E, -60deg/159deg**
Drilled to test for mineralisation down to 100m vertical depth.

Zinc

55 – 58 m	3 m	@ 1.23%

36 – 37 m	1 m	@ 1.13%
40 – 41 m	1 m	@ 1.13%
55 – 56 m	1 m	@ 1.68%

Vanadium - credits were recorded as follows:

58 – 59 m	1 m	@ 442 ppm
65 – 67 m	2 m	@ 651 ppm

<u>KRC 030</u> **7821857N/501235E, -60deg/159deg**

Drilled to test for mineralisation down to 100m vertical depth.

Zinc

71 – 72 m	1 m	@ 2.06%
79 – 81 m	2 m	@ 2.01 %

Lead

71 – 72 m	1 m	@ 2.08%

Vanadium - credits were recorded as follows:

98 – 100 m	2 m	@ 314 ppm
101 – 102 m	1 m	@ 340 ppm

<u>KRC 031</u> **7821900N/501210E, -60deg/159deg**

Drilled to test for mineralisation down to 150m vertical depth.

Zinc

141 – 143 m	2 m	@ 1.36%
151 – 153 m	2 m	@ 1.82%
155 – 162 m	7 m	@ 1.92%

Lead

155 – 156 m	1 m	@ 1.18%

Silver

156 – 157 m	1 m	@ 19.5%

Copper - credits were recorded as follows:

155 – 158 m	3 m	@ 0.12%

The overall average grades of the above intersections assayed from drilling conducted by the Company at Kihabe **during this quarter**, are as follows:

Zinc	3.17%
Lead	1.81%
Silver	11.04 g/t (no low or high grade cuts)
Copper	Only a few significant copper credits were intersected in the SW section of the mineralised zone.
Vanadium	950ppm (credits on Sections 6, 7, 8, 2 and 9)

The overall average grades of intersections assayed from drilling conducted by the Company at Kihabe, **since commencement of drilling in 2003**, are as follows:

Zinc	3.02%
Lead	1.50%
Silver	29.67 g/t (no low or high grade cuts)
Copper	0.16% credit on Section 3 increasing to 0.34% credit on Section 4 in the NE section of the mineralised zone.
Vanadium	700ppm (credits on Sections 5, 6, 7, 8, 2, 9 and 3.

The results so far confirm the grades used by ProMet Engineering in their scoping study, which were 3% zinc, 1% lead and 28 g/t silver.

From drilling done to date, a near surface undulating high grade oxide facies has been recognised over about 300 m of strike in the SW sector of the mineralised zone. The mineralogy is currently being identified prior to the recovery and metallurgical test work being undertaken by the Company's consulting metallurgist.

Drilling has also confirmed that the Kihabe mineralisation is zoned with an increase in silver, lead, copper and vanadium tenor to the north east.

Vanadium appears to occur as a specific supergene horizon and is possibly linked to any uranium (carnotite) occurrence. U308 as carnotite was previously identified by Billiton. Consequently the Company is testing each drill metre for Uranium by Geiger Counter. It is thought that the carnotite occurs as a result of the breakdown of lead and vanadium and as such an increase in Uranium content should occur to the north east as both the vanadium and lead increases in grade.

During the coming quarter, drilling will initially concentrate on defining a partial resource calculation, covering 1km of strike in the south western sector of the 2.4km long zone of mineralisation.

Soil Geochemical Sampling

Results have now been received from a 200m x 200m soil geochemical sampling programme conducted about 2.5km east north east of the main Kihabe zone of mineralization. A fold shaped coincident zinc/lead elevated anomaly (up to 147 ppm zinc) has been generated over a strike length of 1.1km.

Further infill geochemical sampling and mapping will be conducted on this anomaly during this quarter to generate a defined drill target.

NAMIBIA, TSUMKWE - DIAMOND EXPLORATION

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%) EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

The Company is currently trying to mobilise a ground gravity crew to conduct a gravity programme in the western area of the Company's diamond tenements, which produced very fresh Kimberlitic indicator minerals in the latter half of last year.

NAMIBIA, TSUMKWE - BASE METAL EXPLORATION

A base metal soil geochemical sampling programme is currently being planned based on the genesis of the Kihabe (silver, lead, zinc) style of mineralisation within that portion of Damaran stratigraphy that is situated on the Namibian side of the border.

AUSTRALIA, TELFER - WESTERN AUSTRALIA - GOLD EXPLORATION

The Company is following up on a number of potential joint venture proposals on its Telfer tenements.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
KRC033
KRC032
KRC031
KRC030
KRC029
KRC028
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
KIH001
KIH004
KIH003
AP0011

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(624)	(1680)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(134)	(785)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	5	17
1.5	Interest and other costs of finance paid	(1)	(3)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(754)	(2,451)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(6)	(24)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(6)	(24)
1.13	Total operating and investing cash flows (carried forward)	(760)	(2,475)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(760)	(2,475)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,002	2,409
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Placement Fees	(44)	(127)
	Other – Lease Liability repayments	(16)	(26)
	Net financing cash flows	942	2,256
	Net increase (decrease) in cash held	182	(219)
1.20	Cash at beginning of quarter/year to date	164	538
1.21	Exchange rate adjustments to item 1.20	(6)	21
1.22	**Cash at end of quarter**	340	340

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	104
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available
Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	205	9

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300
4.2	Development	-
	Total	300

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	52	137
5.2	Deposits at call	288	27
5.3	Bank overdraft	-	-
5.4	Other (prove details)	-	-
	Total: cash at end of quarter (item 1.22)	340	164

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	188,915,000	188,915,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	10,025,000 N/A	10,025,000		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans	850,000 100,000 2,100,000 3,000,000 2,800,000	Nil Nil Nil Nil Nil	*Exercise Price* 25 cents 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/06 31/12/07 31/12/09 31/12/10 31/12/11
7.8	Issued during quarter	NIL			
7.9	Exercised during quarter	NIL			
7.10	Expired during quarter	NIL			
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo Date: 27 July 2006
(Company Secretary)

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE
24 July 2006

RESUMPTION OF DRILLING - KIHABE BASE METALS PROJECT, BOTSWANA

Drilling at the Company's Kihabe Base Metals Project in Botswana was intended to be resumed on 8 July 2006. Unfortunately this was delayed for two weeks through the loss of drill rods in the last hole drilled. A set of new drill rods has now been imported which enabled drilling to recommence on 22 July 2006.

A second drill rig has now been located which should be mobilised to site once it has been fitted with an engine replacement.

This drilling programme is being conducted for the purpose of upgrading the Kihabe zone of zinc, lead, silver, copper and vanadium mineralization to a JORC compliant resource.

For further information please contact:

Nigel Forrester
Chairman and Managing Director
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

27 June 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana - Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for **KRC 023** and **KRC 024**, drilled on Section 7 and **KRC 029, KRC030** and **KRC031** drilled on Section 9. (Refer to Plan and Sections attached.)

Results are as follows:

KRC 023 — 7821725N/501080E, -60deg/339deg
Drilled to test for mineralisation to 50m vertical depth

Zinc

80 - 81 m	1 m	@ 1.36%
85 - 91 m	6 m	@ 1.12%
93 - 95 m	2 m	@ 3.63%
149 - 153 m	4 m	@ 3.39%

Lead

93 - 96 m	3 m	@ 1.84%
105 - 106 m	1 m	@ 2.39%
149 - 152 m	3 m	@ 1.18%

Silver

105 - 106 m	1 m	@ 50.7 g/t

Copper

104 m	2 m	@ 0.17%

KRC 024 — 7821748N/501067E, -60deg/339deg
drilled to test for mineralization
up dip of that encountered in KRC 023.

Lead

26 - 27 m	1 m	@ 2.04%
28 - 30 m	2 m	@ 1.52%

Vanadium

25 - 26 m	1 m	@ 598 ppm
27 - 28 m	1 m	@ 850 ppm
20 - 31 m	1 m	@ 563 ppm

KRC 029 7821835N/501235E, -60deg/159deg drilled to test for mineralization down to 100m vertical depth

Zinc

55 - 58 m	3 m	@ 1.23%

Lead

36 - 37 m	1 m	@ 1.13%
40 - 41 m	1 m	@ 1.13%
55 - 56 m	1 m	@ 1.68%

Vanadium

58 - 59 m	1 m	@ 442 ppm
65 - 67 m	2 m	@ 651 ppm

KRC 030 7821857N/501235E, -60deg/159deg drilled to test for mineralization down to 100m vertical depth.

Zinc

71 - 72 m	1 m	@ 2.06%
79 - 81 m	2 m	@ 2.01 %

Lead

71 - 72 m	1 m	@ 2.08%

Vanadium

98 - 100 m	2 m	@ 314 ppm
101 - 102 m	1 m	@ 340 ppm

KRC 031 7821900N/501210E, -60deg/159deg drilled to test for mineralization down to 150m vertical depth.

Zinc

141 - 143 m	2 m	@ 1.36%
151 - 153 m	2 m	@ 1.82%
155 - 162 m	7 m	@ 1.92%

Lead

155 - 156 m	1 m	@ 1.18%

Silver

156 - 157 m	1 m	@ 19.5%

Copper

155 - 158m	3 m	@ 0.12%

The Company is expecting the return of further assay results from completed holes KRC 032 to KRC 033 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m.

The drilling crew in currently taking a scheduled break and should resume drilling around 8 July.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
KRC016
KRC017
KRC018
KRC019
KRC020
KRC021
KRC022
KRC023
KRC024
KRC025
KRC026
KRC027
KRC028
KRC029
KRC030
KRC031
KRC032
KRC033
KIH001
KIH002
KIH003
KIH004
KIH005
AP0011


KRC024
KRC023
KRC021
KRC022
SE 150
Kalahari Sands
1m@2.04% Pb
2m@1.52% Pb
1m@598ppm V
1m@850ppm V
1m@563ppm V
2m@1.58% Zn
2m@534ppm V
1m@375ppm V
50m RL
2m@250ppm V
3m@2.12% Pb
10m@3.80% Zn
3m@2.14% Pb
3m@226ppm V
3m@25.67g/t Ag
3m@18.03g/t Ag
1m@1.36% Zn
3m@2.77% Zn
6m@1.12% Zn
1m@1.33% Pb
1m@40.93.g/t Ag
3m@1.84% Pb
2m@3.63% Zn
4m@384ppm V
2m@257ppm V
1m@461ppm V
1m@2.39% Pb
2m@0.17% Cu
1m@50.7g/t Ag
2m@1.38% Zn
1m@1.04% Pb
2m@2.72% Zn
100m RL
150m
3m@1.49% Zn
5m@2.99% Zn
1m@1.71% Pb
1m@1.92% Pb
1m@2.60% Pb
4m@3.20% Zn
3m@1.38% Pb
6m@2.80% Zn
1m@10.9g/t Ag
1m@15.3g/t Ag
1m@12.7g/t Ag
7m@3.18% Zn
3m@1.59% Pb
3m@2.47% Pb
1m@11.0g/t Ag
1m@11.1g/t Ag
15m@2.52% Zn
3m@1.16% Pb
4m@3.39% Zn
2m@1.90% Zn
1m@1.28% Pb
2m@1.94% Zn
1m@10.5g/t Ag
168m
168m
4m@1.13% Zn
150m RL
188m
Quartzite
Dolomite
Copper
Vanadium
Silver
Lead
Zinc
50m

Section 8 - Drilled 100m NE of Section 7

MOUNT BURGESS MINING N.L


KRC031
KRC030
KRC029
SE 150
Kalahari Sands
1m@1.13% Pb
1m@1.13% Pb
3m@1.23% Zn
1m@1.68% Pb
1m@442ppm V
50m RL
2m@651ppm V
69m
1m@2.06% Zn
1m@2.08% Pb
2m@2.01% Zn
2m@314ppm V
1m@340ppm V
104m
100m RL
2m@1.36% Zn
2m@1.82% Zn
1m@1.18% Pb
7m@1.92% Zn
1m@19.5g/t Ag
5m@0.12% Cu
150m RL
176m
Quartzite
Dolomite
Copper
Vanadium
Silver
Lead
Zinc
50m

Section 9 - Drilled 100m NE of Section 2

MOUNT BURGESS MINING N.L